Mail Stop 3561

March 16, 2009

Andrew J. Littlefair, Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

      Re: **Clean Energy Fuels Corp.**
              Form 10-K for the Year Ended December 31, 2007
              Filed March 19, 2008
              File No. 1-33480

Dear Mr. Littlefair:

      We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director

cc: Harrison Clay, Esq.
        Clean Energy Fuels Corp.
        Via Facsimile